UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION

OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-14622

CGG

(Exact name of registrant as specified in its charter)

Tour Maine Montparnasse

33 Avenue du Maine

75015 Paris

France

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares (as evidenced by American Depositary Receipts),

each representing one ordinary share

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)
Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A. CGG (the “Company”) first became subject to reporting obligations under section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) in May 1997, following the listing of the Company’s American Depositary Shares (“ADSs”), representing its ordinary shares, on The New York Stock Exchange (“NYSE”) and registration on Form F-6 (file no. 333-006804), filed by The Bank of New Mellon (formerly The Bank of New York) (the “Depositary”), depositary of the Company’s ADR program, on April 16, 1997.

B. The Company has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules for the 12 months preceding the filing on this form and has filed at least one annual report under section 13(a).

Item 2. Recent United States Market Activity

The Company’s securities (other than offerings limited to employees of the Company) were last sold in the United States in a registered offering under the Securities Act of 1933 (“Securities Act”) when the Company registered its 6.875% Senior Notes due 2022 (the “Notes”) (offered in exchange for a previously unregistered offering of 6.875% Senior Notes due 2022), pursuant to the registration statement on Form F-4/A (file no. 333-197261) filed by the Company on September 16, 2014, which became effective on September 23, 2014. In the context of the Company’s financial restructuring plan, which was finalized on February 21, 2018, the Company’s obligations under the Notes were cancelled and its duties under the applicable indenture were fully discharged.

The Company’s ADSs were last sold in the United States in a registered offering under the Securities Act pursuant to the registration statement on Form F-4 (file no. 333-138033), filed by the Company on November 27, 2006, which became effective on November 30, 2006. The Company filed a post-effective amendment to the registration statement on Form F-4 to terminate the registration of the unsold shares.

The Company registered securities on registration statements on Form S-8 (file nos.: 333-150384; 333-158684; 333-166250; 333-173638; 333-188120; 333-197785; 333-210768; 333-212796). Prior to filing this Form 15F, the Company filed a post-effective amendment to terminate the registration of unsold securities under these registration statements.

Item 3. Foreign Listing and Primary Trading Market

A. The primary trading market for the Company’s ordinary shares is located in France, where the Company’s ordinary shares are listed on Euronext Paris S.A. (“Euronext”).

B. The Company’s ordinary shares were first listed on Euronext in 1981 and have been listed on Euronext for at least the 12 months preceding the filing of this Form.

C. For the 12-month period from October 1, 2017 to September 30, 2018, 71.7% of the Company’s ordinary shares were traded in France.

Item 4. Comparative Trading Volume Data

A. The 12-month period used for calculations under rule 12h-6(a)(4)(i) was from October 1, 2017 to September 30, 2018.

B. During the same 12-month period, the average daily trading volume of the class of securities that are the subject of this Form was 9,227,102 in the United States and 1,349,600,713 on a worldwide basis.

C. For the same recent 12-month period, the average daily trading volume of the subject class of securities in the United States as a percentage of the average daily trading volume for that class of securities on a worldwide basis was 0.68%.

D. The Company delisted the ADSs, representing its ordinary shares, from the NYSE on October 1, 2018. As of that date, the average daily trading volume of the subject class of securities in the United States as a percentage of the average daily trading volume for that class of securities on a worldwide basis for the preceding 12-month period was 0.68%.

E. Not applicable.

F. The Company used Bloomberg as the source for determining whether it meets the average daily trading volume requirements of Rule 12h-6.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A. As required by Rule 12h-6(h), the Company disclosed its intent to voluntarily terminate its duty to file reports under section 13(a) or 15(d) of the Exchange Act in a press release dated September 11, 2018.

B. The press release described above was disseminated by the major newswire services the Company typically uses to publish press releases. In addition, the press release was posted to the Company’s website and submitted to the Commission on Form 6-K via EDGAR on September 11, 2018.

Item 8. Prior Form 15 Filers

Not applicable

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company will publish the information required under Rule 12g3-2(b)(1)(iii) on its website www.cgg.com.

PART III

Item 10. Exhibits

Not applicable.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, CGG certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

CGG

Date: October 1, 2018	By:	/s/ Sophie Zurquiyah
Sophie Zurquiyah
Chief Executive Officer